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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)1


                            PRICE LEGACY CORPORATION
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (Title of Class of Securities)

                                    74144P106
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                                 (CUSIP Number)

                                 JAMES F. CAHILL
                               THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                SEPTEMBER 9, 2003
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 pages)

--------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74144P106                SCHEDULE 13D/A              PAGE 2 OF 7 PAGES

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      NAME OF REPORTING PERSONS
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The Price Group LLC
      52-2255962
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                 (a) [_]
                                                                  (b) [X]
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      SEC USE ONLY
3
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      SOURCE OF FUNDS
4
      WC, OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      California
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                               SOLE VOTING POWER
         NUMBER OF        7
                               7,364,996 (See Item 5)
          SHARES          ------------------------------------------------------
                               SHARED VOTING POWER
       BENEFICIALLY       8

         OWNED BY         ------------------------------------------------------
                               SOLE DISPOSITIVE POWER
      EACH REPORTING      9
                               7,364,996 (See Item 5)
          PERSON          ------------------------------------------------------
                               SHARED DISPOSITIVE POWER
           WITH          10

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,364,996  (See Item 5)
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]  (See Item 5)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.9%  (See Item 5)
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      TYPE OF REPORTING PERSON*
14
      OO - Limited Liability Company
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                     * See instructions before filling out!

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CUSIP NO. 74144P106                SCHEDULE 13D/A              PAGE 3 OF 7 PAGES

               This Amendment No. 2 relates to the common stock, par value $0.0001 per share (the "Price Legacy Common Stock"), of Price Legacy Corporation, a Maryland corporation ("Price Legacy"), and amends the Schedule 13D, filed by The Price Group LLC, a California limited liability company ("Price Group"), with the Securities and Exchange Commission (the "SEC") on September 28, 2001 (the "Original 13D"), as amended by Amendment No. 1 thereto, filed by Price Group with the SEC on October 19, 2001 (the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original 13D and amendments thereto.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

   (a)-(b) The information set forth in this Item 5 excludes the Warburg Securities (as defined in Item 6 below). Price Group presently disclaims any beneficial ownership of the Warburg Securities.

               Price Group presently beneficially owns 5,450,175 shares of issued and outstanding Price Legacy Common Stock. In addition, Price Group presently has the right to acquire an additional 233,679 shares through exercise of the Price Group Warrant. As disclosed in Item 3 above, Price Group also presently beneficially owns 1,681,142 shares of Series B Preferred Stock. Effective as of September 18, 2003, the Series B Preferred Stock may be converted pursuant to its terms into shares of Price Legacy Common Stock. If all of the Series B Preferred Stock presently beneficially owned by Price Group were converted pursuant to their terms into Price Legacy Common Stock as of September 18, 2003, then Price Group would receive 1,681,142 shares of Price Legacy Common Stock from such conversion (excluding any additional shares, if any, issuable on account of accrued and unpaid dividends on the Series B Preferred Stock).

               Accordingly, Price Group presently beneficially owns, in the aggregate, the equivalent of 7,364,996 shares of Price Legacy Common Stock, which represent approximately 18.9% of the outstanding Price Legacy Common Stock (as adjusted for the exercise of the Price Group Warrant and conversion of the Series B Preferred Stock presently beneficially owned by Price Group).2 Price Group presently has sole voting and dispositive power over all 7,364,996 shares and shared voting and dispositive power over no shares.

               Mr. McGrory presently beneficially owns options exercisable for 29,001 shares of Price Legacy Common Stock, which represent less than 0.1% of the outstanding Price Legacy Common Stock. He presently has sole voting and dispositive power over all 29,001 shares and shared voting and dispositive power over no shares.

               Mr. Cahill presently beneficially owns options exercisable for 15,000 shares of Price Legacy Common Stock, which represent less than 0.1% of the outstanding Price Legacy Common Stock. He presently has sole voting and dispositive power over all 15,000 shares and shared voting and dispositive power over no shares.


------------------------

     2   Calculation of percentage ownership (i) is based on approximately
36,963,756 shares of Price Legacy Common Stock estimated to be outstanding as of August 8, 2003, as reported in the Quarterly Report on Form 10-Q filed by Price Legacy with the SEC on August 13, 2003, (ii) assumes exercise of the Price Group Warrant for 233,679 shares of Price Legacy Common Stock, and (iii) conversion of all of the Series B Preferred Stock presently beneficially owned by Price Group into 1,681,142 shares of Price Legacy Common Stock.

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CUSIP NO. 74144P106                SCHEDULE 13D/A              PAGE 4 OF 7 PAGES

               Mr. Galinson presently beneficially owns options exercisable for 15,000 shares of Price Legacy Common Stock, which represent less than 0.1% of the outstanding Price Legacy Common Stock. He presently has sole voting and dispositive power over all 15,000 shares and shared voting and dispositive power over no shares.

               Each of the Managers is an officer and/or director of the Price Family Charitable Fund, which presently beneficially owns 1,000,700 shares of Price Legacy Common Stock.

               In addition, Price Group presently beneficially owns 968,800 shares of the 8 3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy ("Series A Preferred Stock"). The terms of the Series A Preferred Stock provide that such stock votes together with the Price Legacy Common Stock on matters on which the Price Legacy Common Stock is entitled to vote. On these matters, each share of Series A Preferred Stock only has one-tenth of the vote of a share of Price Legacy Common Stock.

               The Managers presently may be deemed to beneficially own, in the aggregate, 12,223,680 shares of Series A Preferred Stock (including the 968,800 shares presently beneficially owned by Price Group).

               Price Group disclaims beneficial ownership of any Price Legacy securities beneficially owned by the Price Family Charitable Fund or any of the Managers. Each of the Managers disclaims beneficial ownership of any Price Legacy securities beneficially owned by the Price Family Charitable Fund or Price Group. The Price Family Charitable Fund disclaims beneficial ownership of any Price Legacy securities beneficially owned by Price Group or any of the Managers.

   (c) The information set forth in Item 3 above and Item 6 below is incorporated herein by reference.

   (d)-(e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following:

     On September 9, 2003, Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, and certain of its affiliates (collectively "Warburg Pincus") entered into a purchase agreement (the "Purchase Agreement") with Price Group to sell all Price Legacy securities held by Warburg Pincus (the "Warburg Securities"), including 17,985,612 shares of Series B Preferred Stock, 5,000,000 shares of Price Legacy Common Stock, and warrants to purchase 2,500,000 shares of Price Legacy Common Stock, to Price Group and/or its assignees, on January 5, 2004, for an aggregate purchase price of $138 million.

     In addition, on September 9, 2003, Price Group and Price Legacy entered into a letter agreement (the "Letter Agreement") pursuant to which Price Group confirmed that it executed the Purchase Agreement as a facilitator and agreed, among other things, to assign all of its rights to purchase the Warburg Securities under the Purchase Agreement to one or more third parties in a manner that will ensure that the ownership of the Warburg Securities will be in compliance with the ownership limits in Price Legacy's charter. Under the Letter Agreement, Price Group also agreed that its assignment of such rights will be on terms such that the aggregate consideration paid by the assignees for the Warburg Securities will not exceed $138 million (reduced proportionately to the extent that Price Group retains any of the Warburg Securities).

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CUSIP NO. 74144P106                SCHEDULE 13D/A              PAGE 5 OF 7 PAGES

     The foregoing summary of the Purchase Agreement and the Letter Agreement is qualified in its entirety by reference to such documents, which are being filed, respectively, as Exhibits 5 and 6 to this Schedule 13D and which are incorporated herein in their entirety in response to this Item 6.


ITEM 7.   EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to add the following:

     EXHIBITS       DESCRIPTION

     5. Purchase Agreement, dated as of September 9, 2003, by and among The Price Group LLC, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V.

     6. Letter Agreement, dated as of September 9, 2003, by and between The Price Group LLC and Price Legacy Corporation.

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CUSIP NO. 74144P106                SCHEDULE 13D/A              PAGE 6 OF 7 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  September 11, 2003


                                               THE PRICE GROUP LLC


                                               /s/ James F. Cahill
                                               ------------------------------
                                               By: James F. Cahill
                                               Title: Manager

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CUSIP NO. 74144P106                SCHEDULE 13D/A              PAGE 7 OF 7 PAGES

                                  EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION

     1. Agreement and Plan of Merger, dated as of March 21, 2001, among Price Enterprises, Inc., PEI Merger Sub, Inc., and Excel Legacy Corporation (incorporated by reference to
                    Exhibit 2.1 to the Current Report on Form 8-K filed by Enterprises with the SEC on March 23, 2001).

     2. Conversion Agreement, dated as of April 12, 2001, among Price Enterprises, Inc., The Sol and Helen Price Trust, Excel Legacy Corporation, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q/A filed by Enterprises with the SEC on May 24, 2001).

     3. Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Enterprises with the SEC on March 23, 2001).

     4. Registration Rights Agreement, dated as of September 18, 2001, among The Price Group LLC, Price Enterprises, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Price Legacy with the SEC on September 19, 2001).

     5. Purchase Agreement, dated as of September 9, 2003, by and among The Price Group LLC, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (filed herewith).

     6. Letter Agreement, dated as of September 9, 2003, by and between The Price Group LLC and Price Legacy Corporation (filed herewith).